UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

1.	Name of the Registrant: Ritchie Bros. Auctioneers Incorporated

2.	Name of Person Relying on Exemption: Janus Henderson Investors US LLC

3.	Address of Person Relying on the Exemption: 151 Detroit Street, Denver CO 80206

4.
Written Material. The following written material is attached hereto:

Letter to Board of Directors of Ritchie Bros. Auctioneers Incorporated, dated January 30, 2023, 2023.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Neither Janus Henderson Investors US LLC nor any fund advised by Janus Henderson Investors US LLC is asking for a proxy card and will not accept proxy cards if sent.

PLEASE NOTE: Neither Janus Henderson Investors US LLC nor any fund advised by Janus Henderson Investors US LLC is asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.
(Written material follows on next pages)

Letter to the Board

January 30, 2023

The Board of Directors
Ritchie Bros. Auctioneers Incorporated.
9500 Glenlyon Parkway
Burnaby, British Columbia V5J 0C6

To the Ritchie Bros. Board of Directors:

Janus Henderson Investors US LLC writes to you today in our capacity as investment adviser to certain clients and funds holding Ritchie Brothers stock.  We have engaged in an open dialogue with Ritchie Brothers management since the announcement of the proposed acquisition of IAA on November 7, 2022 and have valued the opportunity to express our views. Our clients have been owners of Ritchie Brothers stock continuously for over ten years.  As such, we have unique insight into the history and competitive positioning of the company, as well as a long-term perspective when evaluating major strategic initiatives, such as the proposed merger with IAA.  We are against the Ritchie Brothers acquisition of IAA for the following reasons:

•
At the core, we believe the merger would introduce a level of unnecessary risk for Ritchie Brothers shareholders.  We are strong believers in the durability of the existing Ritchie Brothers business and believe in the strategic vision articulated by Ritchie Brothers management of becoming a one-stop shop for heavy equipment owners.  While we see some strategic merits to the merger, specifically synergies with the real estate footprint and some ability to share technology, we do not believe they are sufficient to justify the risk associated with the transaction.   Ritchie Brothers has historically compounded value, returning over 111% for the five-year period ending December 31, 2022 versus the Russell Midcap Growth index return of less than 45% during this same timeframe.  We believe this is due to Ritchie’s structurally advantaged position as the clear number one competitor in its respective markets.   Scale is an advantage in two-sided marketplaces and Ritchie is the most scaled player in its markets.  Conversely, IAA is the number two competitor in its respective market and has been losing share for several years.  Furthermore, Ritchie Brothers’ customers (both buyers and sellers) are highly fragmented as opposed to IAA’s customer base (on the seller side), which is highly concentrated in a small group of auto insurance carriers.

•
We believe the deal is a distraction from the core Ritchie Brothers strategy described by management.   Management has articulated a strategy of becoming a “one-stop-shop” for heavy equipment users by supplying aftermarket parts, inventory management, financial services, and asset disposal and acquisition services.  The company has made acquisitions such as Rouse and SmartEquip to realize this vision.  Additionally, the company has engaged Thoughtworks to help build the technological infrastructure required to realize this plan.  While this strategy is compelling and initial steps have been taken, the company has yet to fully execute and realize its benefits.  We believe that shareholders would be best served by the company focusing on its core business and realizing the benefits of this strategy.

Janus Henderson Investors
151 Detroit St, Denver, CO 80206
T +1(800) 525 3713 F +1(877) 319 3852
W janushenderson.com

•
The IAA business has been losing share over the last several years and may be structurally disadvantaged versus its main competitor, Copart.  Copart has invested heavily in hard assets, including its real estate footprint with more locations and larger yards, and a larger international presence.  We believe this gives Copart a structural advantage over IAA that could take a great deal of investment to overcome.   This competitive disadvantage has resulted in consistent share loss for IAA over the last several years and it is unclear when this will abate.

•
It is evident from reading the proxy that merger discussions were initiated with IAA contacting Ritchie Brothers. This calls into question the strategic rationale for the deal from the Ritchie perspective.  IAA is a challenged business with an underperforming stock. For the three years ending December 31, 2022, IAA’s stock returned approximately -15% versus Russell Midcap Growth return of approximately 12% and Ritchie Brothers’ appreciation of approximately 41%.  It is not the responsibility of Richie Brothers shareholders to rescue IAA from a competitively disadvantaged position against Copart. If the merger goes through, there will likely be wealth transfer from Ritchie Brothers shareholders to IAA shareholders as cash flow from Ritchie Brothers is utilized to effectively recapitalize IAA by spending money on real estate and other physical assets.  This contrasts with Ritchie Brothers’ current business model, which is relatively capital light with capital expenditures in most years of less than 2% of revenue (even when adjusting GAAP revenue to account for pass through revenue associated with inventory sales).  By contrast, IAA has historically made capital expenditures over twice this amount, and in recent years this ratio has been over four times that of Ritchie Brothers.   This has resulted in a much lower percentage of net income converting to free cash flow for IAA.  Additionally, while they have increased capital spending in recent years, IAA has continued to underspend Copart in both absolute dollar terms and as a percentage of revenue.  We believe that this has resulted in a competitive disadvantage for IAA that will require significant investment to overcome.  By consummating this transaction with IAA, Ritchie would become a much more capital-intensive business.

•
The used car market is beginning to regress from an artificial peak in prices created by COVID coupled with supply chain issues.   We believe this creates a revenue headwind for IAA over the next several quarters and potentially longer.  While this may be somewhat offset by increased volumes as more vehicles are classified as salvage, we believe it is possible that revenue at IAA will decline as a result of this dynamic.  Conversely, Ritchie Brothers has been operating in an environment of constrained equipment supply that appears to be abating as evidenced by the strong results reported for the third quarter of 2022, as well as on a recent conference call with investors on January 23rd, 2023, wherein management indicated that fourth quarter 2022 earnings would be above analyst estimates.  Meanwhile, IAA reported worse than expected results for third quarter 2023.   We believe that Ritchie Brothers is likely to experience macro tailwinds over the next several quarters and possibly years.  At the same time, IAA could experience headwinds from lower used car prices.   While we are long-term shareholders, the starting point for this transaction could mistime the market.   While the purchase price appears reasonable for IAA, if the salvage vehicle market declines, the realized multiple may prove to be much higher.

•
The combined company will take on substantial debt to complete the transaction at a time when interest rates are rising.   Ritchie Brothers currently has very little net debt but will be over three times levered post transaction.  This is at a time when used car prices are decreasing, which could result in lower cash flow for IAA.   The incremental debt will also likely come at a significantly higher coupon compared with Ritchie’s current senior unsecured notes that bear interest at 5.375%.  This combination could result in negative operating leverage alongside high financial leverage, which would reduce the company’s financial flexibility.  We believe the net result is an increase in risk that is not commensurate with the reward for Ritchie Brothers shareholders.

•
Ritchie Brothers is issuing both common equity and preferred equity to fund a portion of the merger.  We already had misgivings about issuing Ritchie Brothers common equity to fund a stock for stock transaction where the fair price was determined based on projections that are likely too high for IAA and too low for Ritchie.  However, we believe that the terms agreed to for the preferred equity are even more concerning as it is being issued under terms that, by our analysis, provide the preferred equity investor with value transfer in excess of $80 million at the expense of existing Ritchie Brothers common shareholders.  Further, the preferred investor is obtaining a board seat as part of this agreement.  While we welcome intelligent investors to the board, a preferred shareholder may have interests that are not completely aligned with those of common shareholders.

In summary, we have significant misgivings about the strategic and financial rationale for this deal, and think the structure and timing are concerning.  Based on our current understanding and the current deal terms, it is our intention to vote against the transaction.  We appreciate the opportunity to share these concerns with you.

Respectfully,

Brian Demain, Portfolio Manager
Cody Wheaton, Portfolio Manager
Scott Stutzman, Analyst

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